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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Leading Industry Analyst Positions iBOLT in Application Platform Suites (APS) Magic Quadrant

Ohr Yehuda, Israel  (August 12, 2004) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that its integration suite iBOLT, has been placed in the newest Gartner Research Magic Quadrant for Application Platform Suites (APS), 2Q04, Y. Natis, et al, June 30, 2004.

By Gartner definition, "APS are integrated assemblies of three fundamental runtime technologies - a reusable business software (components and services) deployment platform, business integration, and multi channel user interaction".

Magic technology comprises all of the above, and therefore can compete in the APS vendor space, leveraging its total experience and customer base.

Magic Software, whose products have been adopted by a large number of ISVs, has provided APS components since 1999. These have been packaged into a formal APS product in 2003 by releasing the iBOLT platform, specifically focused on composite application scenarios.

"We feel achieving this recognition from Gartner further demonstrates that iBOLT can deliver complex integration solutions based on its extensive experience in this field," said Avigdor Luttinger, Head of iBOLT at Magic Software."  We are confident that the iBOLT Integration Suite can provide for any integration needs and Magic has the track record to prove this.”

For system integrators and solution providers, iBOLT's open, standards-based service oriented architecture provides the means to ease integration project pains while growing their businesses. iBOLT's unified, comprehensive integration framework offers advanced business integration, process management and activity monitoring capabilities, that benefit both integrators and customers with rapid project development and deployment, lower implementation and maintenance costs, and increased customer satisfaction.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

The Magic Quadrant is copyrighted June 30, 2004 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: August 12, 2004